Exhibit 12

Computation of Ratio of Earnings to Fixed Charges	Twelve Months Ended December 31,			Six Months Ended December 31,		Twelve Months Ended June 30,		Six Months Ended June 30, 1999	Twelve Months Ended December 31, 1998
(In thousands)	2002		2001	2001	2000	2001	2000
Earnings:
Income from continuing operations before income taxes	$(40,423)		$183,370	$(19,620)	$37,345	$240,335	$106,547	$40,160	$212,482
Fixed charges, as shown below	50,358		47,952	18,787	33,179	62,343	61,670	33,792	54,109
Equity in income of investees	9,818		(11,249)	(796)	(8,984)	(19,437)	(1,969)	—	—

Adjusted Earnings (Loss)	$19,753		$220,073	$(1,629)	$61,540	$283,241	$166,248	$73,952	$266,591

Fixed charges:
Interest on indebtedness, expensed or capitalized	$46,213		$43,356	$16,564	$30,806	$57,598	$55,289	$30,504	$48,138
Interest within rent expense	4,145		4,596	2,223	2,373	4,745	6,381	3,288	5,971

Total Fixed Charges	$50,358		$47,952	$18,787	$33,179	$62,343	$61,670	$33,792	$54,109

Ratio of Earnings to Fixed Charges	(a	)	4.59	(b )	1.85	4.54	2.70	2.19	4.93

(a)	The deficiency of earnings to cover fixed charges was $30,605.
(b)	The deficiency of earnings to cover fixed charges was $20,416 for the period ended December 31, 2001.